FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September, 2014

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Other news
2.	Press Release dated September 9, 2014

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	September 9, 2014	By:	/s/ P. Sanker
			Name :	P. Sanker

			Title :	Senior General Manager (Legal) & Company Secretary

OTHER NEWS
Subject- Sub-division of equity shares.
IBN
ICICI Bank limited (the 'Company') Report on Form 6-K

We would like to inform you that the Board of Directors at its meeting held on September 9, 2014 considered and approved the sub-division of one equity share of the Bank having face value of Rs. 10/- each into five (5) Equity Shares of face value of Rs. 2/- each and consequential alteration in the relevant clauses relating to capital of the Memorandum of Association and Articles of Association of the Bank.

The sub-division of Equity Shares will be subject to approval of the Members and other statutory and regulatory approvals as may be applicable.

Pursuant to the sub-division of Equity Shares, additional proportionate American Depository Shares (ADS) would be issued to maintain the ratio of one ADS to two equity shares.

Please take the above information on record.

A copy of the press release being issued in this connection is attached.

Tel.(91-22)26538900. Fax. (91-22)26531230 Email: companysecretary@icicibank.com Regd. Office Tel. (91-0265)6722222
ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051,India,	Tel.: (91-22)2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.corn CIN.: L65190GJ1994PLC021012	Regd. Office : "Landmark", Race Course Circle, Vadodara 390007. India.

News Release	September 9, 2014

ICICI Bank Board approves stock split

The Board of Directors of ICICI Bank Limited (NYSE: IBN) has considered and approved the sub-division (split) of one equity share of the Bank having a face value of Rs. 10 into five equity shares of face value of Rs. 2 each. Each American Depositary Share (ADS) of ICICI Bank will continue to represent two underlying equity shares as at present. The number of ADSs held by an American Depositary Receipt holder would consequently increase in proportion to the increase in number of equity shares.

The sub-division of shares will be subject to approval by the shareholders, which will be sought by postal ballot, and any other applicable statutory and regulatory approvals. Accordingly, the record date for sub-division of shares will be announced in due course.

Except for the historical information contained herein, statements in this release which contain words or phrases such as 'will', ‘expected to’, etc., and similar expressions or variations of such expressions may constitute 'forward-looking statements'. These forward-looking statements involve a number of risks, uncertainties and other factors that could cause actual results, opportunities and growth potential to differ materially from those suggested by the forward-looking statements. These risks and uncertainties include, but are not limited to, the actual growth in demand for banking and other financial products and services in the countries that we operate or where a material number of our customers reside, our ability to successfully implement our strategy, including our use of the Internet and other technology, our rural expansion, our exploration of merger and acquisition opportunities, our ability to integrate recent or future mergers or acquisitions into our operations and manage the risks associated with such acquisitions to achieve our strategic and financial objectives, our ability to manage the increased complexity of the risks we face following our rapid international growth, future levels of impaired loans, our growth and expansion in domestic and overseas markets, the adequacy of our allowance for credit and investment losses, technological changes, investment income, our ability to market new products, cash flow projections, the outcome of any legal, tax or regulatory proceedings in India and in other jurisdictions we are or become a party to, the future impact of new accounting standards, our ability to implement our dividend policy, the impact of changes in banking regulations and other regulatory changes in India and other jurisdictions on us, the bond and loan market conditions and availability of liquidity amongst the investor community in these markets, the nature or level of credit spreads, interest spreads from time to time, including the possibility of increasing credit spreads or interest rates, our ability to roll over our short-term funding sources and our exposure to credit, market and liquidity risks as well as other risks that are detailed in the reports filed by us with the United States Securities and Exchange Commission. ICICI Bank undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date thereof.

This release does not constitute an offer of securities.

For further press queries please call Sujit Ganguli at 91-22-2653 8525 or email ganguli.sujit@icicibank.com.

For investor queries please call Rakesh Mookim at 91-22-2653 6114 or email ir@icicibank.com.